Via Facsimile and U.S. Mail
Mail Stop 4720

July 31, 2009

Eugene G. Ballard
Senior Vice President,
Chief Financial Officer and Treasurer
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT

>   **Re: W. R. Berkley Corporation**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **File No. 001-15202**

Dear Mr. Ballard:

    We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief